COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Public-Held Company with Authorized Capital
Corporate Taxpayers’ ID (CNPJ/MF) # 47.508.411/0001-56
Corporate Registry ID (NIRE) # 35.300.089.901

Material Fact

Companhia Brasileira de Distribuição (“CBD”), in compliance with the CVM Instruction # 319/99, amended by CVM Instruction # 320/99 and 349/2001, and in CVM Instruction # 358/2002, amended by CVM Instruction # 369/2002, publicly announces to its shareholders and to the public:

1.	Current Ownership Breakdown: CBD holds shares, through its controlled Sé (99.98%), representatives of Companhia Pernambucana de Alimentação (Merged Company) capital stock.

2.	Intended Operation: CBD intends to merge Companhia Pernambucana de Alimentação, by the book value, based on the Balance Sheet from March 31, 2006, audited by Magalhães Andrade S/S Auditores Independentes, with head office in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 1,893, 6º andar, enrolled with CNPJ/MF under # 62.657.242/0001-00. Prior to the merger, shareholders from the Merged Company, will grant and transfer to CBD the shares they own, which will become the only shareholder of the merged company. Due to the merger, it will be granted to CBD all their rights and obligations, which will be extinguished from fully right.

3.	Reasons and Benefits from the Operation: Companhia Pernambucana de Alimentação’s merger with CBD will allow an administrative and management simplification, with operating costs economy providing the faster development of activities from the Merged Company and CBD.

Due to the merger operation, CBD will be able to save on taxes as a result of goodwill amortization. Accordingly to the current tax legislation, CBD will be able to book as deductible expenses the goodwill amortization, at approximately R$ 1,228,277.75, in order to decrease income tax in the fiscal years where the amortization occurs.

4.	Exempt from liability transfer: CBD is not aware of any non-accounted liabilities or contingencies to be assumed from the Merged Company to CBD, due to the merger.

5.	Operating Costs: It estimated that the total costs of the merger mentioned in this announcement are at R$ 30,000.00, related to services rendered in the preparation of the evaluation report, legal counsel, legal publications, filling of companies articles on the Commercial Registry and other expenses that are required for this merger.

6.	Corporate Actions and transactions related to the Merger: The administrations of CBD and Merged Company approved the operation transaction, signing the respective Protocol of Merger and Justification in April 05, 2006. The final merger approval will only occur with the approval of the Evaluation Report of the Merged Company’s shareholders equity, by CBD’s Extraordinary Meeting.

7.	Capital Increase and rights rented to CBD’s Shares: There shall be no capital, or modification of the rights (or political and equity advantages) granted to any type or class of shares currently issued by CBD. Equally, there will not be alteration on the Company’s corporate purpose, given that the constant activity of the Merged Company’s corporate purpose, given that the constant activity of the Merged Company’s corporate purpose is the same as CBD’s.

8.	Minority Shareholders: There are no minority shareholders involved in the operation, thus the regulation for merger operations of the article 264 of the Law # 6,404/76 are not applicable.

9.	Extinguishment of Shares of the Merged Company: Do to the merger, the shares representative of the Merged Company capital stock will be extinguished, likewise the Merged Company will be extinguished, as described on item “2” above; after the merger, the composition of CBD’s capital stock, according to share types and classes, will remain unaltered.

10.	Criteria for Evaluating the Shareholders Equity of the Merged Company and Date: The shareholders’ equity of the Merged Company, which will be merged into CBD, was evaluated by accounting criteria, the Merged Company’s evaluation report was prepared by the firm Magalhães Andrade S/S Auditores Independentes, with head office in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima # 1893, 6º andar, enrolled with CNPJ/MF under # 62.657.242/0001-00, whose indication ratification shall be submitted to CBD’s Extraordinary Meeting approval, The merger record date is March 31, 2006. The equity variations occurred between the merger record date, that is, March 31, 2006, and the effective merger date, they will be recognized and booked in the Merging Company accordingly to the applicable accounting practices.

11.	Absence of conflicts of interest: Magalhães Andrade S/S Auditores Independentes, responsible firm for the Merged Company equity, explained, in written from, the absence of any conflicts of interest regarding the evaluation report and remaining connected activities.

12.	Availability of the Operating Documents: The documents issued until the current date, including the Protocol of Justification and Merger , the final Evaluation Report, are available to shareholders, as from this date, in CBD’s head office, located at Av. Brigadeiro Luiz Antonio # 3142, in the City of São Paulo, State of São Paulo and through the site of the CVM, Securities and Exchange Commission of Brazil, (www.cvm.gov.br) and through the site of BOVESPA, São Paulo Stock Exchange, (www.bovespa.com.br).

13.	Conditions that the Merger operation is subjected to: The basis for the transaction this communication refers to, which are further detailed in the Protocol and Justification of Merger of the Merged Company into CBD, are subjected to final approval by CBD’s Extraordinary Shareholders’ Meeting, to be held on April 27, 2006. The merger will not be submitted to the regulatory authorities or to the Brazilian market competition enforcement entities, once it doesn’t represent a market concentration activity as foreseen in the applicable legislation.

São Paulo, April 11, 2006

Investor Relations Officer